Extraordinary Report
June 27, 2011

(TRANSLATION)

ADVANTEST CORPORATION

Note for readers of this English translation
On June 27, 2011, ADVANTEST CORPORATION (the “Company”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Company’s shareholders’ voting results for proposals acted upon at the 69th Ordinary General Meeting of Shareholders held on June 24, 2011 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1. Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 69th Ordinary General Meeting of Shareholders held on June 24, 2011 (the “Meeting”), ADVANTEST CORPORATION (the “Company”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraphs 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Matters reported

(1)  Date when the Meeting was held:      June 24, 2011

(2)  Proposals acted upon

Agenda Item No.1: Election of seven directors

Toshio Maruyama, Haruo Matsuno, Naoyuki Akikusa, Yasushige Hagio, Yuichi Kurita, Shinichiro Kuroe and Sae Bum Myung were elected as directors of the Company.

Agenda Item No.2: Election of two corporate auditors

Akira Hatakeyama and Masamichi Ogura were elected as corporate auditors of the Company.

(3)	Number of voting rights concerning the indication of “for,” “against” or “abstain” for each proposal; Requirements for approving the proposals; Results of resolutions

(Unit: Voting right)
Proposal	For	Against	Abstain	Results of Resolutions
				Ratio of favorable votes	Results
Agenda Item No.1: Election of seven directors
Toshio Maruyama	1,134,066	23,462	1	97.7%	Approved
Haruo Matsuno	1,140,506	17,204	1	98.3%	Approved
Naoyuki Akikusa	963,030	194,496	1	83.0%	Approved
Yasushige Hagio	1,138,265	19,265	1	98.1%	Approved
Yuichi Kurita	1,137,453	20,077	1	98.0%	Approved
Shinichiro Kuroe	1,140,344	17,186	1	98.2%	Approved
Sae Bum Myung	1,142,429	15,101	1	98.4%	Approved
Agenda Item No.2: Election of two corporate auditors
Akira Hatakeyama	1,080,667	77,845	56	93.0%	Approved
Masamichi Ogura	717,331	441,180	56	61.7%	Approved

Notes:

* Requirements for the approval of these proposals are as follows.
Proposals shall be adopted by a simple majority of the voting rights held by the shareholders present and voting at the Meeting (including postal and electronic voting) in a vote of shareholders holding in aggregate one-third (1/3) or more of the total number of voting rights.

(4)	Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights

Because the required majority approval for this proposal was met by the voting rights exercised in advance on or before the day prior to the day of Meeting and the voting rights of certain shareholders who attended the Meeting and whose intention to approve or reject the proposal have been confirmed, and the resolution was thereby enacted lawfully under the Company Law.